
05006050

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

8 February 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C. 202 SECTION

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

Andrew Geddes
Corporate Communications

encl

ventracor

asx announcement

FDA approves feasibility study for cardiac failure patients in USA

Sydney, 8 February 2005: Ventracor Limited (VCR:ASX) today said it had received conditional approval from the US Food and Drug Administration (FDA) for a feasibility study of its cardiac assist device in the USA.

Ventracor Limited Chief Executive Officer, Colin Sutton PhD, said: "The FDA has given Ventracor conditional approval to begin a feasibility study at five transplant centres involving 10 bridge-to-transplant (BTT) patients.

"The start of implants in the US marks a major step towards the worldwide commercialisation of our leading heart assist technology. The US market is crucial to our business model of realising our vision of becoming the world's pre-eminent supplier of cardiac assist systems for people suffering end-stage heart failure.

"The start of the feasibility study is conditional on satisfying an FDA request for minor modifications to our US bridge-to-transplant (BTT) trial protocol and clarification of some design data within 45 days, a common request before going to full scale clinical trials with active implantable life support devices," Dr Sutton said adding Ventracor was very confident it could easily meet these requests.

"The feasibility study will allow Ventracor to acquire initial safety data for the US market, refine its US trial protocol and assist in the training of US-based medical investigators who will implant the VentrAssist™ left ventricular assist system (LVAS) in the proposed wider US trial.

"Our approval to begin a wider bridge-to-transplant (BTT) trial at transplant centers throughout the USA is conditional on completion of this feasibility study," Dr Sutton said.

"Throughout this important process, we will ensure the market is kept progressively informed on a timely basis," Dr Sutton said.

Approval for the study follows submission of Ventracor's Investigational Device Exemption (IDE) application in December 2004.

Following completion of the feasibility study, Ventracor's US bridge-to-transplant (BTT) trial will be conducted at leading hospitals across the USA by the Columbia University Medical Center's International Center for Health Outcomes and Innovation Research (InCHOIR) in New York.

About Ventracor

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086